May 23, 2013

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Continental Resources, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-32886

Registration Statement on Form S-4

Filed April 24, 2013

File No. 333-188097

Dear Mr. Schwall:

Set forth below are the responses of Continental Resources, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 10, 2013 (the “Comment Letter”), with respect to: (i) the Company’s Form 10-K for the fiscal year ended December 31, 2012, filed February 28, 2013 (the “Form 10-K”); and (ii) the Company’s Registration Statement on Form S-4, filed April 24, 2013 (the “Registration Statement”).

Based on our review of the Comment Letter and as further described herein, we believe our Form 10-K is materially correct, and no amendment of the existing filing is necessary. Instead, as indicated in our response to Comment 1 below, we propose to make certain enhancements to our disclosures in future filings. With respect to Comments 2 through 5, our responses to such comments are set forth below and we do not believe the response to these comments requires any clarification or modification to our disclosures in existing or future filings.

In connection with the Registration Statement, we are filing concurrently herewith Amendment No. 1 (“Amendment No. 1”) thereto, which includes a revised opinion of Conner & Winters, LLP (“C&W”) as Exhibit 5.2 thereto, addressing Comments 6 and 7 of the Comment Letter. We are also filing the opinion of Latham & Watkins LLP as Exhibit 5.1 to the Registration Statement, which has been updated to include a revised date consistent with reliance on the revised opinion of C&W. In addition, we have updated certain items in the Registration Statement to reflect first quarter 2013 information. Amendment No. 1 has been marked to show changes from the Registration Statement as filed on April 24, 2013. We are also providing the Staff, concurrently herewith under cover of a separate letter, courtesy copies of Amendment No. 1 and Exhibits 5.1 and 5.2 marked to show changes from the versions of such documents filed on April 24, 2013.

For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

If following a review of this information, the Staff does not concur with our analysis, we respectfully request an opportunity to discuss this response letter further with the Staff.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1. Business, page 1

Proved Undeveloped Reserves, page 7

1.	The explanation of the changes in your 2012 proved undeveloped reserves appears to omit any additions as illustrated by the table included here. Item 1203(b) of Regulation S-K states “[d]isclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves.” Please amend your document to comply with Item 1203.

PUD	MMBOE
YE 2011	303.2
To Proved Developed	-51.5 (17% of YE 2011 PUD)
Revised	-34.2 (removed due to gas price)
Additions by drilling, acq…	Not Disclosed?
YE 2012	466.9

Response: Proved undeveloped (“PUD”) reserve additions for the year ended December 31, 2012 were primarily due to increases associated with our successful drilling activity in the Bakken field in North Dakota. The activities that caused additions to our PUD reserves in 2012 were substantially the same as those that caused additions to our total proved reserves. The following explanation of reserve additions was provided with respect to total proved reserves on page 6 of our Form 10-K, just preceding the disclosure that is the subject of the Staff’s comment:

“Extensions, discoveries and other additions…Extensions, discoveries and other additions for each of the three years reflected in the table above were primarily due to increases in proved reserves associated with our successful drilling activity and strong production growth in the Bakken field in North Dakota. In 2012, we continued to make significant headway in developing and expanding our North Dakota Bakken assets, both laterally and vertically, through strategic exploration, planning and technology.”

Additional disclosures are provided elsewhere in our Form 10-K that describe our North Dakota Bakken drilling activities and resulting proved reserve growth in 2012, particularly in the discussion of our major exploration and development projects on pages 10 through 12 under Summary of Crude Oil and Natural Gas Properties and Projects.

The above referenced disclosures provide an understanding of the primary causes of PUD reserve additions during 2012. Therefore, we did not repeat or elaborate upon those factors in our discussion of material changes to PUD reserves.

We believe the disclosures provided in our Form 10-K address the requirements in Item 1203(b) of Regulation S-K. However, with a view toward providing enhanced disclosures, in future filings on Form 10-K we will provide a table that reconciles changes between the beginning and end of year estimates of PUD reserves that includes extensions, discoveries and other additions, revisions for changes due to price, performance and for other reasons, and conversions to proved developed reserves during the year. Such table will be accompanied by explanatory disclosures to provide clarity and understanding of any significant changes that occurred during the periods for which the information is presented.

2.	We note your statement, “[w]hile full development of our current PUD inventory is expected to occur within five years, we believe additional PUD locations will be generated through drilling activities.” Please amend your document to discuss the reasons, if true, you have material PUD reserves that have remained undeveloped over five years from initial booking as well as PUD reserves that are scheduled for drilling more than five years after initial booking. Refer to Item 1203(d) of Regulation S-K and Rule 4-10(a)(31)(ii) of Regulation S-X.

Response: We had no PUD reserves at December 31, 2012 that remained undeveloped beyond five years from the date of initial booking. Further, all PUD reserves at December 31, 2012 are scheduled to be drilled within five years of the date of initial booking. The forepart of the disclosure highlighted by the Staff above was provided to illustrate our compliance with Rule 4-10(a)(31)(ii) of Regulation S-X. The latter portion of the highlighted disclosure was provided to indicate that new PUDs are expected to be generated in the future as we continue our drilling activities. Such new PUDs will be evaluated for booking in the future in accordance with Rule 4-10(a)(31)(ii) of Regulation S-X.

Developed and Undeveloped Acreage, page 8

3.	We note the table of expiring leases indicating 360 thousand, 234 thousand and 279 thousand acres of your net undeveloped acreage will expire by year-end 2013, 2014 and 2015, respectively, unless production is established. As these items comprise 27%, 17% and 21%, respectively, of your current net undeveloped acreage, please tell us the figures for any proved undeveloped reserves you have attributed to this expiring acreage that is scheduled for drilling after expiry.

Response: Approximately 11.5 MMBoe of PUD reserves, or 1.5% of total proved reserves at December 31, 2012, are attributed to the expiring acreage that are not currently scheduled to be drilled prior to lease expiration. The acreage in question represents approximately 32,300 net acres, or 2.4% of our total undeveloped acreage at December 31, 2012, of which 16,200 net acres, 11,500 net acres and 4,600 net acres may expire in 2013, 2014 and 2015, respectively, if we are unable to extend, renew, or develop the acreage before lease expiration. This acreage is primarily located in North Dakota and Oklahoma, our two primary operating areas. We are continually engaged in discussions with mineral lessors in these areas to acquire lease extensions and renewals to address the expiration of undeveloped acreage that occurs in the normal course of our business. It is our intention to renew the expiring leases in question or otherwise modify our development plans to drill on the leases prior to expiration.

Northwest Cana, page 15

4.	We note your statement, “[w]e had a total of 90 gross (38.6 net) proved undeveloped locations on our Northwest Cana acreage as of December 31, 2012. No significant drilling or development plans are expected to take place in the Northwest Cana play in 2013 due to the pricing environment for natural gas.” We see a similar statement under “Arkoma Woodford”. Please explain to us how you can claim PUD reserves here when you will not drill them under the natural gas pricing in effect. Tell us the PUD reserve figures you have attributed to each of these two areas.

Response: PUD reserves attributed to our properties in Northwest Cana and Arkoma Woodford were as follows at December 31, 2012.

	Crude Oil (MBbls)	Natural Gas (MMcf)	Total (MBoe)	% of Total Company Proved Reserves
Northwest Cana	1,844	130,219	23,547	3.0%
Arkoma Woodford	25	64,951	10,850	1.4%

PUD reserves booked for Northwest Cana and Arkoma Woodford at December 31, 2012 are estimated to produce positive future net cash flows in excess of investment using the 12-month unweighted average of the first-day-of-the-month commodity prices in effect for 2012. Accordingly, the above PUD reserves are considered to be economically producible in the pricing environment for natural gas reflected in the SEC pricing used to determine our year-end 2012 proved reserves.

While we can achieve a positive rate of return on natural gas opportunities in Northwest Cana and Arkoma Woodford, such returns are less attractive than those that can be achieved with crude oil opportunities in other areas. Accordingly, for 2013 we plan to allocate the majority of our capital expenditures to oil-prone areas with higher rates of return and temporarily defer drilling activity in Northwest Cana and Arkoma Woodford, which contain higher concentrations of natural gas.

Although a significant level of development is not expected to take place in 2013 in Northwest Cana and Arkoma Woodford as indicated in our Form 10-K disclosures, our PUD reserves in those areas are still scheduled to be developed within five years of initial booking in accordance with SEC guidelines, with such development scheduled to take place primarily after 2013. The following table shows our inventory of gross PUD locations for Northwest Cana and Arkoma Woodford at December 31, 2012 and the years in which the PUD locations are scheduled for development.

	Gross PUD	Scheduled PUD Development Year
	Locations	2013	2014	2015	2016	2017
Northwest Cana	90	1	4	10	57	18
Arkoma Woodford	22	0	17	5	0	0

Based on the above, we believe we are in compliance with SEC rules related to the booking of PUD reserves.

5.	We note your statement, “[o]ur internal reserve models estimate wells in the SCOOP crude oil fairway may produce approximately 626 MBoe per well and wells in the SCOOP’s condensate rich natural gas fairway may produce approximately 1,190 MBoe per well. The SCOOP area could prove to be another significant opportunity for reserve and production growth for the Company.” Please tell us the model’s corresponding oil and gas reserves figures and explain to us how your reserve model complies with the definition of reliable technologies – Rule 4-10(a)(25) of Regulation S-X.

Response: The crude oil and natural gas components for our SCOOP reserve model are reflected in the table below.

	Crude Oil (MBbls)	Natural Gas (MMcf)	Total (MBoe)
Wells in crude oil fairway	326	1,800	626
Wells in condensate fairway	280	5,460	1,190

The above figures represent a standard well type case for properties across the SCOOP play as a whole. Recoverable hydrocarbons for each individual well may vary from this type case.

Our SCOOP type case reserve models were determined based on analogy to similar horizontal wells producing from the same geological formation. Analogous well production histories were evaluated utilizing decline curve analysis and were forecast to produce until the volumes produced and sold at the assumed prices less the assumed costs of production resulted in zero net cash flow. Geological data and well test information were utilized when available. The SCOOP type case reserve models are consistent with actual results being achieved from our producing wells drilled to date in the formation.

Our proved reserves in the SCOOP play at December 31, 2012 amounted to 16,515 MBbls and 278,269 MMcf, or 62,893 MBoe, representing 8.0% of our total proved reserves. Our SCOOP reserves were evaluated by Ryder Scott Company, independent reserve engineers, using analogy methods also applied to other operating areas. Specifically, our SCOOP reserves were estimated at an individual well level based on production histories from wells directly offsetting the well being evaluated. Using this approach, proved reserves established for each well may have varied from our type case reserve model depending on location, lateral drilling lengths, and other factors.

The analogy methods used to estimate our proved reserves in the SCOOP play have been demonstrated to provide reasonably certain results with consistency and repeatability in the same geological formation and are based on reliable technologies within the meaning of Rule 4-10(a)(25) of Regulation S-X.

Registration Statement on Form S-4 Filed April 24, 2013

Exhibit 5.2

6.	In its opinion letter filed as Exhibit 5.1, Latham & Watkins has assumed that the Indenture has been executed by the Company and Subsidiary Guarantors, and appears to rely on the opinion of Connor & Winters with respect to this assumption. However, we note that the Connor & Winters opinion does not address whether the Indenture has been duly executed by the Company and the Subsidiary Guarantors. Please obtain and file an opinion of counsel which addresses these matters.

Response: We are filing concurrently herewith as Exhibit 5.2 to Amendment No. 1 a revised opinion of C&W addressing this comment.

7.	In clause (y) of the second paragraph, Connor & Winters places reliance upon the accuracy of “information” set forth in the documents it has reviewed. Because such a broad term could conceivably include legal conclusions made by representatives of the Company or the Subsidiary Guarantors, such reliance may be assuming away the relevant issue or legal conclusions underlying the opinion. Please obtain and file an opinion of counsel which clarifies that counsel is not relying on such documents with respect to representations by the Company or the Subsidiary Guarantors as to questions of law, or that otherwise clarifies that counsel is relying on such documents only with respect to questions of fact. See Section II.B.3.a of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response: We are filing concurrently herewith as Exhibit 5.2 to Amendment No. 1 a revised opinion of C&W addressing this comment.

As requested in the Comment Letter, we acknowledge that in connection with any request for the acceleration of the effective date of the Registration Statement, as amended:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact the undersigned at (405) 234-9110.

Sincerely,

/s/ John D. Hart

John D. Hart
Senior Vice President, Chief Financial Officer and Treasurer

ESE/hls

cc:	Ronald Winfrey, U.S. Securities and Exchange Commission

Paul Monsour, U.S. Securities and Exchange Commission

Laura Nicholson, U.S. Securities and Exchange Commission

Eric S. Eissenstat, Senior Vice President, General Counsel & Secretary

Michael Dillard, Latham & Watkins LLP